SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 32218; File No. 812-14599

Wells Fargo Bank, National Association, et al., Notice of Application

August 16, 2016

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from certain requirements of rule 3a-7(a)(4)(i) under the Act.

Summary of Application: Applicant requests an order that would permit an issuer of asset-backed securities ("ABS") that is not registered as an investment company under the Act in reliance on rule 3a-7 under the Act (an "Issuer") to appoint any of the applicants to act as a trustee in connection with the Issuer's ABS when any such applicant is affiliated with an underwriter for the Issuer's ABS.

Applicants: Wells Fargo Bank, National Association; Wells Fargo Bank Northwest, National Association; and Wells Fargo Delaware Trust Company, National Association.

Filing Dates: The application was filed on January 11, 2016 and amended on May 2, 2016, and August 2, 2016.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicant with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on September 6, 2016 and should be accompanied by proof of service on the applicant, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest,

any facts bearing upon the desirability of a hearing on the matter, the reason for the

request, and the issues contested. Persons who wish to be notified of a hearing may

request notification by writing to the Commission's Secretary.

Addresses: Brent J. Fields, Secretary, U.S. Securities and Exchange Commission, 100 F

Street, NE, Washington, DC 20549-1090. Applicants: c/o Bradford E. Chatigny, Esq.,

Managing Counsel, Wells Fargo Law Department, 301 South College Street, 32nd Floor,

Charlotte, NC 28202.

For Further Information Contact: Laura J. Riegel, Senior Counsel, at (202) 551-3038, or

Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management,

Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The

complete application may be obtained via the Commission's website by searching for the

file number, or for an applicant using the Company name box, at

http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

　　　　1.　　　　Each applicant is a wholly-owned indirect subsidiary of Wells Fargo &

Company.[1] Each applicant is frequently selected to act as trustee in connection with

ABS issued by Issuers.

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[1] Applicants also request that the order apply to an Issuer's future appointment of any other entity
controlling, controlled by, or under common control (as defined in section 2(a)(9) of the Act) with any of
the applicants as a trustee in connection with an Issuer's ABS. Applicants represent that any other entity
that relies on the order in the future will comply with the terms and conditions of the application. Any
existing entity currently intending to rely on the requested order has been named as an applicant.

2.	An ABS transaction typically involves the transfer of assets by a seller, usually by a "sponsor," to a bankruptcy remote special purpose corporate or trust entity that is established for the sole purpose of holding the assets and issuing ABS to investors (an "ABS Transaction"). Payments of interest and principal on the ABS depend primarily on the cash flow generated by the pool of assets owned by the Issuer.

3.	The parties to an ABS Transaction enter into several transaction agreements that provide for the holding of the assets by the Issuer and define the rights and responsibilities of the parties to the transaction ("Transaction Documents"). The operative Transaction Document governing the trustee is referred to herein as the "Agreement."

4.	The sponsor of an ABS Transaction assembles the pool of assets by purchasing or funding them, describes them in the offering materials, and retains the underwriter to sell interests in the assets to investors. The sponsor determines the structure of the ABS Transaction and drafts the Transaction Documents. The sponsor selects the other parties to the ABS Transaction, including the underwriter, the servicer, and the trustee.

5.	The servicer, either directly or through subservicers, manages the assets that the Issuer holds. The servicer typically collects all the income from the assets and remits the income to the trustee. The trustee uses the income, as instructed by the servicer and/or as provided by the Agreement, to pay interest and principal on the ABS, to fund reserve accounts and purchases of additional assets, and to make other payments including fees owed to the trustee and other parties to the ABS Transaction.

6.   The sponsor of an ABS Transaction selects the trustee and other participants in the transaction. In selecting a trustee, the sponsor generally seeks to obtain customary trust administrative and related services for the Issuer at minimal cost. In some instances, other parties to an ABS Transaction may provide recommendations to a sponsor about potential trustees. An underwriter for an ABS Transaction also may provide advice to the sponsor about trustee selection based on, among other things, the underwriter's knowledge of the pricing and expertise offered by a particular trustee in light of the contemplated transaction.

7.   If an underwriter affiliated with an applicant recommends a trustee to a sponsor, both the underwriter's recommendation and any selection of an applicant by the sponsor will be based upon customary market considerations of pricing and expertise, among other things, and the selection will result from an arms-length negotiation between the sponsor and an applicant. An applicant will not price its services as a trustee in a manner designed to facilitate its affiliate being named underwriter.

8.   The trustee's role in an ABS Transaction is specifically defined by the Agreement, and under the Agreement the trustee is not expected or required to perform discretionary functions. The responsibilities of the trustee as set forth in the Agreement are narrowly circumscribed and limited to those expressly accepted by the trustee. The trustee negotiates the provisions applicable to it directly with the sponsor and is then appointed by, and enters into the Agreement with, the Issuer.

9.   The trustee usually becomes involved in an ABS Transaction after the substantive economic terms have been negotiated between the sponsor and the underwriters. The trustee does not monitor any service performed by, or obligation of, an

underwriter, whether or not the underwriter is affiliated with the trustee. In the unlikely event that an applicant, in acting as trustee to an Issuer for which an affiliate acts as underwriter, becomes obligated to enforce any of the affiliated underwriter's obligations to the Issuer, an applicant will resign as trustee for the Issuer consistent with the requirements of rule 3a-7(a)(4)(i). In such an event, an applicant will incur the costs associated with the Issuer's procurement of a successor trustee.

10.   The sponsor selects one or more underwriters to purchase the Issuer's ABS and resell them or to place them privately with buyers obtained by the underwriter. The sponsor enters into an underwriting agreement with the underwriter that sets forth the responsibilities of the underwriter with respect to the distribution of the ABS and includes representations and warranties regarding, among other things, the underwriter and the quality of the Issuer's assets. The obligations of the underwriter under the underwriting agreement are enforceable against the underwriter only by the sponsor.

11.   The underwriter may assist the sponsor in the organization of an Issuer by providing advice, based on its expertise in ABS Transactions, on the structuring and marketing of the ABS. This advice may relate to the risk tolerance of investors, the type of collateral, the predictability of the payment stream, the process by which payments are allocated and down-streamed to investors, the way that credit losses may affect the trust and the return to investors, whether the collateral represents a fixed set of specific assets or accounts, and the use of forms of credit enhancements to transform the risk-return profile of the underlying collateral. Any involvement of an underwriter in the organization of an Issuer that occurs is limited to helping determine the assets to be pooled, helping establish the terms of the ABS to be underwritten, and providing the

sponsor with a warehouse line of credit for the assets to be transferred to the Issuer in connection with, and prior to, the related securitization.

12.   An underwriter may provide advice to a sponsor regarding the sponsor's selection of a trustee for the Issuer. However, an underwriter's role in structuring a transaction would not extend to determining the obligations of a trustee, and the underwriter is not a party to the Agreement or to any of the Transaction Documents. Except for arrangements involving credit or credit enhancement for an Issuer or remarketing agent activities, the underwriter typically has no role in the operation of the Issuer after its issuance of securities. Applicants represent that although an underwriter typically may provide credit or credit enhancement for an Issuer or engage in remarketing agent activities, an underwriter affiliated with an applicant will not provide or engage in such activities.

Applicant's Legal Analysis:

1.   Rule 3a-7 excludes from the definition of investment company under section 3(a) of the Act an Issuer that meets the conditions of the rule. One of rule 3a-7's conditions, set forth in paragraph (a)(4)(i), requires that the Issuer appoint a trustee that is not affiliated with the Issuer or with any person involved in the organization or operation of the Issuer (the "Independent Trustee Requirement"). Rule 3a-7(a)(4)(i) therefore prohibits an Issuer from appointing a trustee that is affiliated with an underwriter.

2.   Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction or any class or classes of persons, securities or transactions from any provision of the Act, or from any rule thereunder, if and to the extent such exemption is necessary or appropriate in the public interest and consistent with the

protection of investors and the purposes fairly intended by the policy and provisions of the Act.

3.   Applicants request exemptive relief under section 6(c) of the Act from rule 3a-7(a)(4)(i) under the Act to the extent necessary to permit an Issuer to appoint an applicant as a trustee to the Issuer when such applicant is affiliated with an underwriter involved in the organization of the Issuer. Applicants submit that the requested exemptive relief from the Independent Trustee Requirement is necessary and appropriate in the public interest and is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act due to changes in the banking industry, due to the timing and nature of the roles of the trustee and the underwriter in ABS Transactions, and because the requested relief is consistent with the policies and purposes underlying the Independent Trustee Requirement and rule 3a-7 in general.

4.   Applicants note that when rule 3a-7 was proposed in 1992, virtually all trustees were unaffiliated with the other parties involved in an ABS Transaction. Applicants state that consolidation within the banking industry, as well as economic and other business factors, has resulted in a significant decrease in the number of bank trustees providing services to Issuers. Applicants also state that bank consolidation has been accompanied by the expansion of banks into investment banking, including the underwriting of ABS Transactions. Applicants further state that due to these banking industry changes, most trustees that provide services to Issuers, including an applicant, have affiliations with underwriters to Issuers. Applicants state that, as a result, when an affiliate of an applicant is selected to underwrite ABS in an ABS Transaction, rule 3a-7(a)(4)(i)'s Independent Trustee Requirement generally prevents applicant from serving

as trustee for the Issuer. Applicants state that the Independent Trustee Requirement imposes an unnecessary regulatory limitation on trustee selection and causes market distortions by leading to the selection of trustees for reasons other than customary market considerations of pricing and expertise. This result is disadvantageous to the ABS market and to ABS investors.

5.   Applicants submit that due to the nature and timing of the roles of the trustee and the underwriter, an applicant's affiliation with an underwriter would not result in a conflict of interest or possibility of overreaching that could harm investors. Applicants state that the trustee's role begins with the Issuer's issuance of its securities, and the trustee performs its role over the life of the Issuer. Applicants state that, in contrast, the underwriter is chosen early in the ABS Transaction process, may help to structure the ABS Transaction, distributes the Issuer's securities to investors, and generally have no role subsequent to the distribution of the Issuer's securities. Applicants further state that an ABS trustee does not monitor the distribution of securities or any other activity performed by underwriters and there is no opportunity for a trustee and an affiliated underwriter to act in concert to benefit themselves at the expense of holders of the ABS either prior to or after the closing of the ABS Transaction.

6.   Applicants state that the trustee's role is narrowly defined, and that the trustee is neither expected nor required to exercise discretion or judgment except after a default in the ABS transaction, which rarely occurs. Applicants state that the duties of a trustee after a default are limited to enforcing the terms of the Agreement for the benefit of debt holders as a "prudent person" would enforce such interests for his own benefit. Applicants further state that the trustee of the Issuer has virtually no discretion to pursue

anyone in any regard other than preserving and realizing on the assets. In any event,

applicants state that any role taken by the trustee in the event of a default would occur

after the underwriter has terminated its role in the transaction.

7.   Applicants submit that the concerns underlying the Independent Trustee

Requirement are not implicated if the trustee for an Issuer is independent of the sponsor,

servicer, and credit enhancer for the Issuer, but is affiliated with an underwriter for the

Issuer, because in that situation no single entity would act in all capacities in the issuance

of the ABS and the operation of an Issuer. Applicants state that each applicant would

continue to act as an independent party safeguarding the assets of any Issuer regardless of

an affiliation with an underwriter of the ABS. Applicants submit that the concern that

affiliation could lead to a trustee monitoring the activities of an affiliate also is not

implicated by a trustee's affiliation with an underwriter, because, in practice, a trustee for

an Issuer does not monitor the distribution of securities or any other activity performed

by underwriters. Applicants further state that the requested relief would be consistent

with the broader purpose of rule 3a-7 of not hampering the growth and development of

the ABS market, to the extent consistent with investor protection.

8.   Applicants state that the conditions set forth below provide additional

protections against conflicts and overreaching. For example, the conditions ensure that

an applicant will continue to act as an independent party safeguarding the assets of an

Issuer regardless of an affiliation with an underwriter of the ABS and would not allow the

underwriter any greater access to the assets, or cash flows derived from the assets, of the

Issuer than if there were no affiliation.

<u>Applicants' Conditions</u>:

Each applicant agrees that any order granting the requested relief will be subject to the following conditions:

1.   The applicant will not be affiliated with any person involved in the organization or operation of the Issuer in an ABS Transaction other than the underwriter.

2.   The applicant's relationship to an affiliated underwriter will be disclosed in writing to all parties involved in an ABS Transaction, including the rating agencies and the ABS holders.

3.   An underwriter affiliated with the applicant will not be involved in the operation of an Issuer, and its involvement in the organization of an Issuer will extend only to determining the assets to be pooled, assisting in establishing the terms of the ABS to be underwritten, and providing the sponsor with a warehouse line of credit for the assets to be transferred to the Issuer in connection with, and prior to, the related securitization.

4.   An affiliated person of the applicant, including an affiliated underwriter, will not provide credit or credit enhancement to an Issuer if the applicant serves as trustee to the Issuer.

5.   An underwriter affiliated with the applicant will not engage in any remarketing agent activities, including involvement in any auction process in which ABS interest rates, yields, or dividends are reset at designated intervals in any ABS Transaction for which the applicant serves as trustee to the Issuer.

6.   All of an affiliated underwriter's contractual obligations pursuant to the underwriting agreement will be enforceable by the sponsor.

7.	Consistent with the requirements of rule 3a-7(a)(4)(i), the applicant will resign as trustee for the Issuer if the applicant becomes obligated to enforce any of an affiliated underwriter's obligations to the Issuer.

8.	The applicant will not price its services as trustee in a manner designed to facilitate its affiliate being named underwriter.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary